# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TPG Twin Brook Capital Income Fund, CIK 0001913724
CUSIP: 00840T100
Title of class of securities: Class I common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 245 Park Avenue, 26th Floor, New York, New York (NY), 10167
Date of event which requires filing of this statement: 11/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001055964

## Reporting persons
- NOMURA ASSET MANAGEMENT CO LTD: type of reporting person: investment adviser (IA); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); sole voting power 6,503,750; shared voting power 0; sole dispositive power 6,503,750; shared dispositive power 0; aggregate amount beneficially owned 6,503,750 (8.5% of the class)

## Item 1. Issuer
Name of issuer: TPG Twin Brook Capital Income Fund
Address of issuer's principal executive offices: 245 Park Avenue, 26th Floor, New York, New York, 10167

## Item 2. Person Filing
Name of person filing: Nomura Asset Management Co. Ltd. (the "Reporting Person")
Address of principal business office or, if none, residence: Toyosu Bayside Cross Tower, 2-2-1, Toyosu, Koto-ku, Tokyo, 135-0061, Japan
Citizenship: Tokyo, Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of November 30, 2025, the Reporting Person may be deemed the beneficial owner of 6,503,750 Common Shares.
Percent of class: As of November 30, 2025, the Reporting Person may be deemed the beneficial owner of approximately 8.5% of the Common Shares outstanding. The percentage reported herein is based on 76,609,143 Common Shares outstanding as of November 10, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.
Sole power to vote or to direct the vote: 6,503,750
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,503,750
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain funds that are managed on a discretionary basis by the Reporting Person have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- NOMURA ASSET MANAGEMENT CO LTD: /s/ Iseri Takeshi, Iseri Takeshi, Head of Legal & Compliance Dept., Nomura Asset Management Co., Ltd. (12/05/2025)